UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Golden Nugget Online Gaming, Inc.

(Name of Issuer)

  Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

51476X204

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476X204	Schedule 13G/A

1	NAME OF REPORTING PERSON Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,213,541 (1)(2)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 4,213,541 (1)(2)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,213,541 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Jefferies Financial Group Inc. owns 1,271,875 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Golden Nugget Online Gaming, Inc. (f/k/a Landcadia Holdings II, Inc.) (the “Issuer”).

(2)	Includes 2,941,666 shares of Class A Common Stock issuable upon the exercise of 2,941,666 private placement warrants of the Issuer (the “Private Placement Warrants”). Each Private Placement Warrant is exercisable, commencing 30 days after December 29, 2020, into one share of Class A Common Stock at a price of $11.50 per share.

(3)	Based on 36,982,320 shares of Class A Common Stock outstanding as of December 29, 2020, as reported in the Issuer’s Current Report on Form 8-K filed on January 5, 2021 (the “Form 8-K”).

Item 1(a). Name of Issuer:

Golden Nugget Online Gaming, Inc. (f/k/a Landcadia Holdings II, Inc.)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1510 West Loop South,

Houston, Texas 77027

Item 2(a). Name of Person Filing:

This statement is filed on behalf of Jefferies Financial Group Inc. (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

520 Madison Avenue

New York, New York 10022

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock

Item 2(e). CUSIP Number:

51476X204

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

 Item 4. Ownership

(a)	Amount beneficially owned:

As of December 31, 2020, the Reporting Person may be deemed the beneficial owner of 1,271,875 shares of Class A Common Stock owned outright and 2,941,666 shares of Class A Common Stock underlying Private Placement Warrants, as a result of the closing of the business combination between the Issuer (f/k/a Landcadia Holdings II, Inc.) and Golden Nugget Online Gaming, Inc. on December 29, 2020 (the “Closing”).

•	Pursuant to the sponsor forfeiture and call option agreement with the Issuer, dated June 28, 2020 (the “Forfeiture Agreement”), the Reporting Person forfeited at Closing 2,543,750 shares of Class B common stock, par value $0.0001 per share, of the pre-Closing Issuer (the “Class B Common Stock”), which it initially purchased in a private placement prior to the Issuer’s initial public offering (the “IPO”). In connection with the Closing, all shares of Class B Common Stock also converted into shares of Class A Common Stock on a one-for-one basis.

•	The Reporting Person purchased the Private Placement Warrants in a private placement prior to the Issuer’s IPO. As a result of the Closing, each Private Placement Warrant became exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share, subject to certain adjustments, commencing 30 days after the Closing on December 29, 2020. The Private Placement Warrants expire five years after the Closing or earlier upon redemption or liquidation. Pursuant to the Forfeiture Agreement, the Reporting Person also granted to the Issuer an option to repurchase any of the Private Placement Warrants at a variable price, to the extent that the Reporting Person wishes to exercise or sell such warrants, subject to certain terms and conditions set forth in such agreement.

(b)	Percent of class:

See responses to Item 11 on each cover page.

The percentage of Class A Common Stock outstanding is calculated based on 36,982,320 shares of the Class A Common Stock outstanding as of December 29, 2020 following the Closing, as reported in the Form 8-K.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Jefferies Financial Group Inc.

By:	/s/ Elliott Smith
Name:	Elliott Smith
Title:	Attorney-in-Fact